Exhibit 99.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER UNDER 18 U.S.C Section 1350


I, Lior Zouker, President and Chief Executive Officer of ICTS International, NV hereby certify, to my knowledge:

(1) that the Quarterly Report on Form 6-K of ICTS International, NV for the quarterly period ended on June 30, 2002 (the "Report"), which this Certification is attached as Exhibit 99.1, fully complies with the requirements of
Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934;
and

(2) that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of ICTS International, NV.

The foregoing certification is being furnished solely pursuant to 18 U.S.C.
Section 1350 and is not being filed as part of the Report or as a separate disclosure document.

Dated:  August 30, 2002

                                    ____/s/ Lior Zouker____________________
                                        Lior Zouker